
03025418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 27 2003
1086

FORM 11-K

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number **1-16725**

The Principal Select Savings Plan for Individual Field

(Full title of the plan)


PROCESSED
JUL 02 2003
THOMSON
FINANCIAL

Principal Financial Group, Inc.

(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392

(Address of principal executive offices) (Zip Code)

The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investments:		
Unallocated investment contracts, at fair value:		
General account of insurance company	**$ 5,586,560**	$ 6,408,087
Separate accounts of insurance company	**81,256,020**	95,342,508
Principal Financial Group, Inc. ESOP	**6,064,459**	2,413,820
Notes receivable from participants	**2,436,954**	2,846,515
Total invested assets	**95,343,993**	107,010,930
Contribution receivable from Principal Life Insurance Company	**67,863**	77,489
Contributions receivable from participants	**197,302**	197,617
Net assets available for benefits	**$95,609,158**	$107,286,036

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2002	2001
Additions:		
Investment income (loss):		
Interest	**$ 512,107**	$ 666,380
Dividends	**50,534**	–
Net realized and unrealized depreciation in aggregate value of unallocated investment contracts	**(12,932,405)**	(11,049,060)
	(12,369,764)	(10,382,680)
Contributions:		
Principal Life Insurance Company	**2,035,429**	1,932,571
Employees	**6,134,940**	5,501,609
	8,170,369	7,434,180
Receipt of demutualization compensation *(Note 8)*	–	3,327,410
Transfers from (to) affiliated and unaffiliated plans, net	**884,194**	(317,750)
	(3,315,201)	61,160
Deductions:		
Benefits paid to participants	**8,277,832**	7,268,491
Administrative expenses	**83,845**	60,630
	8,361,677	7,329,121
Net decrease	**(11,676,878)**	(7,267,961)
Net assets available for benefits at beginning of year	**107,286,036**	114,553,997
Net assets available for benefits at end of year	**$ 95,609,158**	$107,286,036

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment contracts represent investments in the general and pooled separate accounts of Principal Life Insurance Company (Principal Life). The general and separate accounts are reported at fair value as determined by the insurance company. The Principal Financial Group Inc. ESOP is reported at market value as determined by the trustee, Bankers Trust Company.

The unallocated investment contracts are non-benefit responsive and are valued at fair value as determined by Principal Life. The general account fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the plan prior to their maturity for an event other than death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits and the insurance company's administrative expenses. The pooled separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high yield fixed income securities which are slightly below investment grade, valued at market.

The notes receivable from participants are reported at cost (unpaid balances), which approximates fair value

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all home office and field employees holding an unmodified agent's contract from Principal Life or its subsidiaries (the Company) who are 21 years of age or over. Participants are eligible for immediate entry into the Plan with a one-year employer match vesting clause. Eligible employees may contribute up to 20% of their annual compensation which the Company matches with a 50% contribution up to a maximum Company contribution of 3% of the participant's eligible salary. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become fully vested in their accounts.

Information about the Plan agreement, eligibility, and benefit provisions is contained in the *Benefit Program Booklet.* Copies of this pamphlet are available from the Benefit Administration Department.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Investments

Contributions are invested in unallocated investment contracts in the Principal Life general account, a pooled account invested primarily in fixed income securities having a range of maturities, and in separate accounts, whose portfolios are primarily invested in domestic and international common stocks, high-quality short-term debt securities, long-term debt securities, real estate, private market bonds and mortgages. Participants elect the portfolio(s) in which to have their contributions invested.

The following Principal Life investment accounts represent 5% or more of the fair value of net assets available for benefits in 2002 and 2001:

	December 31	
	2002	**2001**
General account of insurance company	**$ 5,586,560**	$ 6,408,087
Money Market Separate Account	**9,266,668**	7,423,477
Large Cap Stock Index Separate Account	**7,288,899**	10,572,214
Small Company Blend Separate Account	*	6,060,234
Small Company Growth Separate Account	*	6,811,739
International Stock Separate Account	**8,410,945**	8,236,061
Large Company Growth Separate Account	*	5,733,541
Large Company Blend Separate Account	**9,137,170**	13,556,272
Partners Mid-Cap Growth Separate Account	*	6,099,102
Bond and Mortgage Separate Account	**7,861,716**	6,419,693
Small Cap Stock Index Separate Account	**6,122,442**	*
Principal Financial Group, Inc. ESOP	**6,064,459**	*

*Less than 5% of the fair value of net assets available for benefits at respective date.

4. Investments (continued)

During 2002 and 2001, the Plan's Principal Life investment accounts depreciated in value by $12,932,405 and $11,049,060, respectively, as follows:

	Year Ended December 31	
	2002	**2001**
General account of insurance company	**$ 223**	$ 17,803
Separate accounts of insurance company	**(13,910,047)**	(11,270,561)
Principal Financial Group, Inc. ESOP	**977,419**	203,698
	$(12,932,405)	$(11,049,060)

5. Notes Receivable From Participants

The Plan Agreement provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a trust investment but only the borrowing participant's account shall share in the interest paid on the loan, or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the prime rate at the time of the loan. The rate is set the day a loan is approved and the rate for the loans issued in 2002 and 2001 ranged from 6.25% to 11.0%. The notes receivable balance was reduced by $423,616 and $376,254 in 2002 and 2001, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

6. Transactions With Party-In-Interest

In addition to those transactions discussed in Notes 2 and 4, all significant administrative costs of the Plan are paid by Principal Life, the Plan sponsor. With regard to the demutualization of Principal Mutual Holding Company (see Note 8), Principal Life received a prohibited transaction exemption from the Department of Labor for actions taken on behalf of the Plan that may be presumed to be prohibited transactions.

7. Form 5500

Certain line items of net asset additions and deductions in the 2002 and 2001 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2002 and 2001.

8. Receipt of Demutualization Compensation

Effective October 26, 2001, Principal Mutual Holding Company, the ultimate parent of Principal Life, converted from a mutual insurance holding company to a stock company and concurrent therewith, Principal Financial Group, Inc. (PFG) completed its initial public offering. All policyholder membership interests in Principal Mutual Holding Company were extinguished at that date and eligible policyholders received shares of PFG common stock, cash or policy credits as compensation. As a policyholder and as a result of the demutualization, the Plan obtained 179,860 shares of PFG common stock through receipt of a comparable number of units of the Principal Financial Group, Inc. Stock Separate Account issued to eligible qualified employee benefit plans as policy credits, valued at $3,327,410 on October 26, 2001. Such amounts were then allocated to plan participants on a pro-rata basis.

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in unallocated contracts held in general account of insurance company	$ 5,586,560
Principal Life Insurance Company*	Deposits in insurance company Principal Partner Small Cap Value Separate Account	117,877
Principal Life Insurance Company*	Deposits in insurance company Money Market Separate Account	9,266,668
Principal Life Insurance Company*	Deposits in insurance company Real Estate Separate Account	4,184,396
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	7,861,716
Principal Life Insurance Company*	Deposits in insurance company International Stock Separate Account	8,410,945
Principal Life Insurance Company*	Deposits in insurance company Governmental Securities Separate Account	732,521
Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	4,474,024

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Large Cap Stock Index Separate Account	$ 7,288,899
Principal Life Insurance Company*	Deposits in insurance company Large Company Blended Separate Account	9,137,170
Principal Life Insurance Company*	Deposits in insurance company Partner Mid-Cap Growth Separate Account	3,545,662
Principal Life Insurance Company*	Deposits in insurance company Small Cap Stock Separate Account	6,122,442
Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	3,298,917
Principal Life Insurance Company*	Deposit in insurance company International Emerging Markets Separate Account	2,861,010
Principal Life Insurance Company*	Deposit in insurance company Principal Financial Group, Inc. Stock Separate Account	4,691,217

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Partners Large Cap Value Separate Account	$ 3,960,124
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2010 Separate Account	426,661
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2020 Separate Account	314,784
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2030 Separate Account	352,280
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2040 Separate Account	102,434
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime 2050 Separate Account	46,560
Principal Life Insurance Company*	Deposits in insurance company Large Cap Value Stock Separate Account	103,094
Principal Life Insurance Company*	Deposits in insurance company Principal Partner Large Cap Growth I Separate Account	84,932

The Principal Select Savings Plan for Individual Field
E.I.N. 42-0127290, Plan 004

Schedule H, Line 4(i) – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issuer	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Principal Lifetime Strategic Separate Account	$ 79,078
Principal Life Insurance Company*	Deposits in insurance company Principal Partner Small Cap Growth II Separate Account	3,792,609
Principal Financial Group, Inc.*	201,276 shares of Principal Financial Group, Inc. ESOP	6,064,459
Various participants	Notes receivable from participants with interest rates ranging from 6.25% to 11.00%	2,436,954
Total invested assets		$95,343,993

*Indicates party in interest to the Plan.

Report of Independent Auditors

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Individual Field as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.

Ernst & Young LLP

Des Moines, Iowa
June 6, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 24, 2002

By: 

Mary A. O'Keefe
Chairperson

Exhibit Index

The following exhibits are filed herewith:

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-72002) pertaining to The Principal Select Savings Excess Plan, Nonqualifed Defined Contribution Plan for Designated Participants, The Principal Select Savings Plan for Individual Field, and The Principal Select Savings Plan for Employees of our report dated June 6, 2003, with respect to the financial statements and schedule of The Principal Select Savings Plan for Individual Field included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Des Moines, Iowa
June 26, 2003

Ernst & Young LLP

Exhibit 99

Certification Pursuant to Section 1350 of Chapter 63
of Title 18 of the United States Code

I, Mary A. O'Keefe, Chairperson of the Benefit Plans Administration Committee, certify that, to the best of my knowledge and belief, (i) the Form 11-K for the Principal Select Savings Plan for Individual Field for the fiscal year ended December 31, 2002 fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in the Form 11-K for the fiscal year ended December 31, 2002 fairly presents, in all material respects, the financial condition and results of operations of the Principal Select Savings Plan for Individual Field.



Mary A. O'Keefe
Chairperson, Benefit Plans Administration Committee
Date: June 24 , 2003